Exhibit 99.1

ALIANTE GAMING, LLC

(DEBTOR-IN-POSSESSION)

CONDENSED BALANCE SHEETS

(amounts in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,776	$9,919
Restricted cash	159	509
Receivables, net	1,016	1,099
Inventories	652	648
Prepaid expenses	2,431	2,633

Total current assets	16,034	14,808
Property and equipment, net	87,785	90,140
Other assets, net	6,284	6,920

Total assets	$110,103	$111,868

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$827	$360,440
Accounts payable	1,387	2,443
Accrued payroll and related	1,591	1,307
Accrued interest payable	—	48,929
Accrued expenses and other current liabilities	2,632	2,367
Interest rate swaps termination liability	—	15,665
Due to affiliates, net	7	1,063
Due to Station Casinos, net	1,267	2,946

Total current liabilities	7,711	435,160
Long-term debt, less current portion	3,834	4,453

Total liabilities not subject to compromise	11,545	439,613
Liabilities subject to compromise	437,283	—

Total liabilities	448,828	439,613

Commitments and contingencies
Member’s deficit:
Aliante Holding, LLC	(338,725)	(327,745)

Total member’s deficit	(338,725)	(327,745)

Total liabilities and member’s deficit	$110,103	$111,868

The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC

(DEBTOR-IN-POSSESSION)

CONDENSED STATEMENTS OF OPERATIONS

(amounts in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Operating revenues:
Casino	$12,781	$12,075	$38,602	$35,882
Food and beverage	3,257	3,187	9,862	9,125
Room	1,455	1,328	4,501	4,143
Other	789	779	2,392	2,522

Gross revenues	18,282	17,369	55,357	51,672
Promotional allowances	(1,306)	(1,441)	(4,036)	(3,989)

Net revenues	16,976	15,928	51,321	47,683

Operating costs and expenses:
Casino	5,381	6,068	17,249	17,218
Food and beverage	2,530	2,300	7,774	6,323
Room	507	492	1,512	1,463
Other	167	143	466	446
Selling, general and administrative	6,288	5,797	17,060	16,946
Depreciation	1,139	6,927	3,380	20,889
Management fees	351	413	1,350	1,311
Preopening expenses	12	5	12	115
Write down and other charges, net	—	8	—	105
Restructuring charges	—	274	3,666	274

	16,375	22,427	52,469	65,090

Operating income (loss)	601	(6,499)	(1,148)	(17,407)
Other expense:
Interest expense, net (contractual interest for the three and nine months ended September 30, 2011 was $7.7 million and $22.6 million, respectively)	(85)	(7,632)	(8,484)	(22,350)

Loss before reorganization items	516	(14,131)	(9,632)	(39,757)
Reorganization items, net	(672)	—	(1,348)	—

Net loss	$(156)	$(14,131)	$(10,980)	$(39,757)

The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC

(DEBTOR-IN-POSSESSION)

CONDENSED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(10,980)	$(39,757)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	3,380	20,889
Amortization of debt issuance costs	—	931
Write down and other charges, net	—	105
Reorganization items, net	1,348	—
Changes in assets and liabilities:
Restricted cash	350	26
Receivables, net	83	167
Inventories	(4)	(3)
Prepaid expenses	202	173
Accounts payable	(1,056)	138
Accrued payroll and other current liabilities	549	1,038
Accrued interest	8,249	21,278
Due to affiliates, net	(31)	(80)
Due to Station Casinos, net	2,108	671
Other, net	636	(6,298)

Total adjustments	15,814	39,035
Net cash provided by (used in) operating activities before reorganization items	4,834	(722)
Cash paid for reorganization items	(1,348)	—

Net cash provided by (used in) operating activities	3,486	(722)

Cash flows from investing activities:
Capital expenditures	(1,025)	(356)
Proceeds from disposals of property and equipment	—	4

Net cash used in investing activities	(1,025)	(352)

Cash flows from financing activities:
Borrowings under letter of credit	—	3,000
Other debt payments	(604)	(620)

Net cash (used in) provided by financing activities	(604)	2,380

Cash and cash equivalents:
Change in cash and cash equivalents	1,857	1,306
Balance, beginning of year	9,919	7,171

Balance, end of period	$11,776	$8,477

Cash paid for interest	$234	$233

The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC

(DEBTOR-IN-POSSESSION)

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

1. Organization

Organization

Aliante Gaming, LLC (the “Company”) is a Nevada limited liability company which owns and operates Aliante Station Casino + Hotel (the “Hotel”) located in North Las Vegas, Nevada, a full-service casino and hotel resort which commenced operations on November 11, 2008. Aliante Gaming is a wholly owned subsidiary of Aliante Holding, LLC (the “Parent”), which is a joint venture partnership between Aliante Station, LLC (“Aliante Station”), a wholly owned subsidiary of Station Casinos, Inc. (“Old Station”) and G.C. Aliante, LLC (“G.C. Aliante”), an affiliate of the Greenspun Corporation (collectively, the “Members”). Aliante Station and G.C. Aliante jointly developed the project on 40 acres on the northeast corner of Interstate 215 and Aliante Parkway in the Aliante master-planned community, and each holds a 50 percent ownership in the Parent. See Note 10, Subsequent Events, for information about changes in the Company’s ownership resulting from the effectiveness of its plan of reorganization and the related restructuring transactions.

Background

As a result of macroeconomic conditions, including the ongoing downturn in the Las Vegas area economy, the Company experienced lower than expected operating results. Consequently, the Company failed to (i) remain in compliance with certain financial maintenance covenants set forth in its $430.0 million credit facility (the “Facility”) and (ii) make any scheduled principal or interest payments under the Facility since April 2009. On April 12, 2011 (the “Petition Date”), the Company, together with the Parent and Aliante Station, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) to preserve their assets and the value of their estates (the “Chapter 11 Case”). The Chapter 11 Case was jointly administered with certain subsidiaries of Old Station and Green Valley Ranch Gaming, LLC under the lead case In re Station Casinos, Inc., et. al. originally filed on July 28, 2009 (Jointly Administered Case No. 09-52477) (the “Station Cases”). Old Station emerged from Chapter 11 on June 17, 2011 as Station Casinos LLC (“New Station”, and collectively with Old Station, “Station”).

On May 20, 2011, the Company, the Parent, Aliante Station and certain other affiliates of Old Station filed with the Bankruptcy Court an amended joint plan of reorganization resulting from negotiations with its lenders (the “Lenders”) under the Company’s Facility and its International Swaps and Derivatives Association master agreement (the “Swap Agreement”). On May 25, 2011 (the “Confirmation Date”), the Bankruptcy Court issued an Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Plan”).

Subsequent to September 30, 2011, the Plan became effective. See Note 10, Subsequent Events, for additional information about the Plan and the related restructuring transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared by the Company in reliance on information provided by the Manager, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the nine months ended September 30, 2011 are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2010.

Significant Accounting Policies

Details about the Company’s significant accounting policies can be found in the Company’s financial statements and notes thereto for the year ended December 31, 2010. In addition, as of the Petition Date, the Company implemented the accounting and financial reporting guidance related to reorganizations as described below.

Accounting Standards Codification (“ASC”) Topic 852, Reorganizations (“ASC Topic 852”) provides accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code including companies in chapter 11, and generally does not change the manner in which financial statements are prepared. These condensed financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Chapter 11 Case creates substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed financial statements do not reflect any adjustments relating to the recoverability of assets and the classification of liabilities that might result from the outcome of these uncertainties.

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Case distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. As a result, revenues, expenses, realized gains and losses, and provisions for losses incurred after the Petition Date that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items in the accompanying condensed statements of operations. ASC Topic 852 also requires that the balance sheet distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities, and requires that cash used for reorganization items be disclosed separately in the statement of cash flows. The Company adopted ASC Topic 852 on April 12, 2011 and has segregated those items as outlined above for all reporting periods subsequent to such date.

Upon effectiveness of the Plan, the Company will adopt fresh-start reporting in accordance with ASC Topic 852. Under fresh-start reporting a new reporting entity is deemed created, and generally all assets and liabilities are revalued to their fair values. Certain of these values may differ materially from the values recorded on the condensed balance sheet as of September 30, 2011. The accompanying condensed financial statements do not give effect to any adjustments to the carrying values of assets or liabilities resulting from the Company’s reorganization.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). This statement requires companies to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements of net income and other comprehensive income. This guidance is effective for interim and annual periods beginning after December 15, 2011. ASU 2011-05 also requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The guidance requires changes in presentation only and its adoption is expected to have no impact on the Company’s financial position or results of operations.

On September 15, 2011, the FASB issued Accounting Standards Update No. 2011-08, Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (“ASU 2011-08”). Under the amendments in ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s financial position or results of operations.

3. Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code

Bankruptcy Proceedings

As discussed in Note 1, on April 12, 2011, the Company filed a voluntary petition in the Bankruptcy Court seeking reorganization relief under the provisions of the Bankruptcy Code. The Company operates its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. As a debtor-in-possession, the Company is authorized to continue to operate as an ongoing business, but is prohibited from engaging in transactions outside the ordinary course of business without approval of the Bankruptcy Court after notice and an opportunity for a hearing. As a consequence of the bankruptcy filing, most litigation against the Company has been stayed.

Under the Bankruptcy Code, certain claims against the Company in existence prior to the filing of the Chapter 11 Case are stayed while the Company continues business operations as a debtor-in-possession. Those claims are reflected as liabilities subject to compromise in the accompanying condensed balance sheet as of September 30, 2011.

Liabilities Subject to Compromise

Under bankruptcy law, actions by creditors to collect upon liabilities of the Company incurred prior to the Petition Date were stayed and certain other pre-petition contractual obligations could not be enforced against the Company without approval of the Bankruptcy Court. In accordance with ASC Topic 852, as of the Petition Date these liabilities were reclassified to liabilities subject to compromise in the Company’s condensed balance sheets. The carrying values of liabilities subject to compromise are adjusted to the expected amounts of the allowed claims, even if they may be settled for lesser amounts. The expected amount of the allowed claims for certain liabilities subject to compromise may differ from their prepetition carrying amounts, and are subject to future adjustment as a result of negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executory contracts and unexpired leases, proofs of claim, implementation of the Plan or other events.

Liabilities subject to compromise consist of the following (amounts in thousands):

September 30, 2011
(unaudited)
Term Loans (Note 6)	$359,628
Interest rate swap termination liablility	15,665
Accrued interest (Note 6)	57,178
Due to affiliates, net (Note 4)	1,025
Due to Station Casinos (Note 7)	3,787

Total liabilities subject to compromise	$437,283

Reorganization Items

Reorganization items for the three and nine months ended September 30, 2011, were approximately $0.7 million and $1.3 million, respectively, which represent cash payments for professional fees directly associated with the Chapter 11 Case, primarily financial, tax, legal and valuation services.

4. Due to Affiliates, net

Prior to obtaining financing related to the development of the hotel/casino, the Parent paid certain costs on behalf of the Company including legal fees and design costs. As a result of the Chapter 11 Case, the Company’s net payable to Parent of approximately $1.0 million has been classified as liabilities subject to compromise in the accompanying condensed balance sheet at September 30, 2011.

5. Due to Station Casinos, net

Station provides various shared services to the Company such as purchasing, human resources, advertising and information technology and allocates the costs of the shared services to the Company. Expenses related to these shared services totaled approximately $1.4 million and $1.0 million for the three months ended September 30, 2011 and 2010, respectively. For the nine months ended September 30, 2011 and 2010, expenses relating to these shared services totaled approximately $3.3 million and $2.9 million, respectively.

6. Long-term Debt

Long-term debt consists of the following (amounts in thousands):

	September 30, 2011	December 31, 2010
	(unaudited)
Term Loans, due October 5, 2012, interest at a margin above the Alternate Base Rate or LIBOR plus the interest rate margin (7.25% and 7.25% at September 30, 2011 and December 31, 2010, respectively) (a)	$359,628	$359,628
Equipment financing, payable in 72 monthly installments including interest at a fixed rate of 5.9%	3,705	4,248
Special Improvement District assessment, payable in 32 semi-annual installments including interest at a fixed rate of 5.8%	956	1,017

Total long-term debt	364,289	364,893
Less amounts subject to compromise	(359,628)	—
Less current portion of long-term debt	(827)	(360,440)

Total long-term debt, net	$3,834	$4,453

(a)	Interest rates at September 30, 2011 and December 31, 2010 include an additional 2.0% default rate.

In October 2007, the Company completed a $430.0 million credit facility (the “Facility”) with a group of banks which is secured by substantially all of the assets of the Company, and provided for borrowings at a margin above the LIBOR rate of up to 325 basis points. The Facility was originally comprised of a $20.0 million revolving credit facility and a $410.0 million construction loan facility (the “Construction Loan”). On July 25, 2008, a member of the bank group was closed by the Office of the Comptroller of the Currency and the FDIC was named receiver. As a result, the available borrowings under the Revolver and Construction Loan were reduced to $18.4 million and $391.1 million, respectively, which reflected the failed bank’s unfunded portion. The Facility required initial equity contributions totaling $210.0 million prior to utilization of the Facility and equity contributions for a completion guaranty, if necessary, for project costs that exceeded $618.0 million exclusive of land acquisition costs and financing costs. The completion guaranty was a joint and several obligation of Old Station and G.C. Investments, LLC, an affiliate of G.C. Aliante and was completed in June of 2009. Proceeds from the Construction Loan were used to finance the construction and development costs associated with the development of the hotel/casino. In accordance with the terms of the Facility, the outstanding borrowings under the Construction Loan were converted to term loans (the “Term Loans”). Borrowings under the Facility bore interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Facility), as selected by the Company. The Facility contained certain financial and other covenants, including maintenance of certain Fixed Charge Ratios and Leverage Ratios, as defined in the credit agreement. The Term Loans were terminated during 2009, and the revolver was terminated in August 2010 as a result of the existence of several events of default, including but not limited to, noncompliance with the covenants. The Company has not made any interest payments due on the Facility since April 14, 2009 and continued to accrue the unpaid interest including the default rate through the Petition Date. In addition, in accordance with the terms of the Facility, the Company accrued interest on the unpaid interest at the default rate through the Petition Date. As of the Petition Date, the Company had failed to make interest payments on the Facility totaling $57.2 million and this amount is included in liabilities subject to compromise in the accompanying condensed balance sheet at September 30, 2011.

In addition, under the Facility a $3.0 million letter of credit was issued to the Company’s insurance carrier to secure claims related to the construction of the property, and in February 2010, in anticipation of its expiration, the insurance carrier drew the full amount of the letter of credit to hold as collateral. The proceeds from the letter of credit were placed in a restricted cash account representing collateral held by the insurance carrier. This drawdown increased the principal balance outstanding under the Facility and the Company recorded an equal increase in noncurrent assets representing the collateral held by the insurance carrier.

As a result of the Company’s defaults on the Facility and certain interest rate swaps entered into to hedge the Facility, and in connection with the doubt about the Company’s ability to continue as a going concern as discussed in Note 3, the outstanding indebtedness related to the Facility and the termination settlement liability related to the interest rate swaps are classified as current liabilities in the Company’s balance sheet at December 31, 2010. As a result of the bankruptcy filing discussed in Note 1, certain claims against the Company, including those related to the Facility and the terminated interest rate swaps, have been stayed and are classified as liabilities subject to compromise in the accompanying condensed balance sheet at September 30, 2011. See Note 3, Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code, for additional information about the Company’s long-term debt that is subject to compromise as a result of the Chapter 11 Case.

In addition to the Facility, during 2008 the Company entered into an equipment financing arrangement in the amount of $5.6 million at an interest rate of 5.9%, terminating in November 2014, which is accounted for as a capital lease. The agreement calls for monthly payments beginning December 1, 2008, of approximately $80,000 with a residual payment of $1.1 million to be paid in the final month. This liability is not subject to compromise, and the Company continues to make payments in accordance with the terms of the agreement.

7. Management Fees

Prior to June 17, 2011, Aliante Station was the managing member of the Company and, subject to certain limitations set forth in the credit documentation governing the Facility, was generally entitled to receive a management fee for its services in the amount of 2% of the Company’s gross revenues (as defined in the Aliante Gaming, LLC amended and restated operating agreement) and approximately 5% of the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). As a result of the occurrence of certain events of default under the Facility and certain other developments, the credit documentation governing the Facility did not permit the Company to pay any management fees to Aliante Station. However the Company continued to recognize the management fee expense and the related payable.

In connection with Old Station’s emergence from bankruptcy, New Station and the Company entered into a Transition Service Agreement (the “TSA”) on June 17, 2011, whereby New Station would provide the management services previously provided by Aliante Station for an initial period of six months with two options to extend for an additional three months. The Company or New Station could terminate the TSA at any time on ten days’ notice. Under the TSA, New Station was entitled to a management fee equal to the lesser of the management fee that would have been payable to Aliante Station, as noted above, or the sum of (i) a monthly base management fee equal to 1% of the Company’s gross revenues and (ii) an annual incentive management fee payable quarterly equal to 7.5% of positive EBITDA up to and including $7.5 million and 10% of positive EBITDA in excess of $7.5 million.

Management fee expense recognized by the Company was approximately $0.4 million for the three months ended September 30, 2011 and 2010, and approximately $1.4 million and $1.3 million for the nine months ended September 30, 2011 and 2010, respectively. As a result of the Chapter 11 Case, management fees payable to Aliante Station for services performed prior to June 17, 2011 totaling $3.8 million are classified as liabilities subject to compromise in the accompanying condensed balance sheet at September 30, 2011. Accrued but unpaid management fees, including amounts subject to compromise, total $3.9 million and $2.8 million at September 30, 2011 and December 31, 2010, respectively.

Subsequent to September 30, 2011, the TSA was terminated and the Company entered into a management agreement with New Station (the “Management Agreement”), which was subsequently terminated. See Note 10, Subsequent Events, for additional information about the Management Agreement.

8. Commitments and Contingencies

Legal Matters

The Company is a litigant in legal matters arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

9. 401(k) Plan

All employees of the Company who meet certain age and length of service requirements are eligible to participate in the Company’s defined contribution 401(k) plan (the “401(k) Plan”), which was established on June 3, 2011. Participants in the 401(k) Plan can elect to defer before tax compensation through payroll deductions. The 401(k) Plan provides for discretionary employer matching contributions based on a formula, however, the Company elected to make no employer contributions since inception of the 401(k) Plan. Prior to the establishment of the 401(k) Plan, eligible employees of the Company were permitted to participate in Station’s 401(k) plan, and all assets and liabilities of Station’s plan attributable to the Company’s employees were transferred to the 401(k) Plan effective June 3, 2011.

10. Subsequent Events

Management has evaluated all activity of the Company, and concluded that no other subsequent events, except as disclosed below, have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Restructuring Transactions

The Company’s plan of reorganization became effective on November 1, 2011 (the “Effective Date”), pursuant to which the Company entered into a series of restructuring transactions including the issuance of new debt and equity (the “Restructuring Transactions”), which are further described below.

On the Effective Date, the Company and ALST Casino Holdco, LLC (“ALST”) entered into a credit agreement (the “Credit Agreement”) with Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto (the “Lenders”). The Credit Agreement provides for $45.0 million in aggregate principal amount of senior secured loans (“Senior Secured Loans”), which Senior Secured Loans were deemed made on the

Effective Date without any funding being provided to the Company, The Credit Agreement is guaranteed by ALST and by each domestic wholly owned subsidiary (if any) of the Company, and is secured by a first-priority pledge of 100% of ALST’s equity interest in the Company, a pledge of 100% of the equity interests in the Company’s domestic subsidiaries (if any) and 65% of the equity interests of the Company’s “first-tier” foreign subsidiaries (if any), as well as a security interest in substantially all of the Company’s tangible and intangible assets, as well as those of each subsidiary guarantor (if any), in each case, other than any assets that may not be pledged pursuant to applicable gaming laws and subject to customary exceptions. From the Effective Date through the third anniversary of the Effective Date, the Senior Secured Loans will bear interest at the rate of, at the election of the Company, either (i) 10% per annum, which interest will be added to the principal amount of the Senior Secured Loans quarterly in arrears and subsequently treated as principal of the Senior Secured Loans or (ii) 6% per annum, which interest will be payable in cash quarterly in arrears. Following the third anniversary of the Effective Date, the Senior Secured Loans will bear interest at the rate of 6% per annum, which interest will be payable in cash quarterly in arrears. Unless the maturity date for the Senior Secured Loans is extended pursuant to the terms of the Credit Agreement, the Senior Secured Loans will be due and payable on the seventh anniversary of the Effective Date. There is no scheduled amortization under the Credit Agreement.

The Credit Agreement contains customary representations and warranties and affirmative covenants, including, among other things, reporting covenants, covenants to maintain insurance, comply with laws and maintain properties and other covenants customary in senior credit financings of this type. The Credit Agreement does not contain any financial maintenance covenants. In addition, the Credit Agreement contains restrictions on the ability of the Company and its subsidiaries (if any) to, among other things and without limitation: incur additional debt; make payments on subordinated obligations; make distributions and repurchase equity; make investments; grant liens on its property to secure debt; enter into certain transactions with affiliates; sell assets or enter into mergers or consolidations; sell equity interests in subsidiaries; create dividend and other payment restrictions affecting subsidiaries; and change the nature of its line of business. The Credit Agreement contains customary events of default, including, among other things and without limitation: payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document to be in full force and effect and change of control. If an event of default occurs and is continuing, the Company may be required to repay all amounts outstanding under the Credit Agreement.

The Company is required to prepay the Senior Secured Loans (subject to certain exceptions, thresholds and, in the case of asset sales and recovery events, reinvestment rights) upon the receipt of net proceeds from (i) the issuance or incurrence of certain indebtedness, (ii) certain asset sales and (iii) certain property or casualty insurance claims or condemnation, eminent domain or similar takings. The Company is permitted to voluntarily prepay the Senior Secured Loans, in whole or in part, without penalty or premium, subject to certain minimum amounts.

In accordance with the Plan, on the Effective Date, 100% of the Company’s equity interests which were held by Aliante Holding, LLC, were cancelled and ceased to be outstanding, and the Company issued new equity (the “New Equity”) to the Lenders on account and in full satisfaction of their claims. In turn, the Lenders contributed the New Equity to ALST in exchange for equity interests in ALST.

Management Agreement

On the Effective Date, the TSA was terminated and the Company entered into the Management Agreement with Station pursuant to which Station is managing the Hotel. The Management Agreement had an initial term of five years, with one-year renewal terms thereafter at the Company’s option, but was subject to early termination as provided therein. On November 14, 2011, ALST announced that the Company and Station had agreed to terminate the Management Agreement. The Company had the right under the Management Agreement to require Station to continue to manage the Hotel, and to provide certain transition services, for up to one year following any termination (and, if the Company were unable to obtain the necessary licenses and approvals for a replacement manager, for up to an additional six months) (such period, the “Transition Period”). The Company has exercised such right, and Station will continue to operate and manage the property for the Transition Period pursuant to the transition services sections of the Management Agreement. Owner has the right to terminate the Transition Period at any time upon notice of not less than 30 days (or such shorter period as shall be necessary or advisable in Owner’s sole, exclusive and non-reviewable discretion to prevent an adverse effect on any actual or potential license of

Owner). The Management Agreement requires Station to manage the Hotel for the Transition Period (until such time as Owner engages a replacement manager or itself commences to manage the Hotel) at the same standard and level of quality at which Station and its affiliates managed the Hotel, and the other properties managed by them, during the 12 months preceding the Effective Date.

Station has significant discretion under the Management Agreement in managing the Hotel, subject to compliance with budgetary and other restrictions and with the Company’s rights thereunder to review, approve, receive notice of or information or materials about, and/or consult with Station about, specified matters. Station is entitled under the Management Agreement to receive (i) throughout the Transition Period, a monthly base management fee equal to 1% of the gross revenues from the Hotel, (ii) only until such time as Owner engages a replacement manager or itself commences to manage the Hotel, an annual incentive management fee payable quarterly equal to 7.5% of EBITDA up to and including $7.5 million and 10% of EBITDA in excess of $7.5 million, and (iii) subject to certain limitations, reimbursement of expenses (including with respect to shared services, as defined therein).

License Agreement

On the Effective Date, the Company entered into a license agreement (the “License Agreement”) with Station for use of the “STATION” trademark. Station grants to the Company a non-exclusive, non-transferable, royalty-free, limited scope license to use certain trademarks owned by Station in connection with the Hotel. The term of the license will continue in effect for as long as the Transition Period is in effect. Station may terminate the license if the Company fails to meet the quality standards applicable to the use of the trademarks and fails to cure any such failure within thirty (30) days. The license provides that the Company will own all right, title and interest in any composite trademarks consisting of “STATION” or “STATION CASINOS,” on the one hand, and “ALIANTE” or any other mark, on the other hand; provided, that upon termination of the License Agreement, the Company must cease and desist using all such composite marks and immediately cancel or withdraw any trademark applications or registrations for any composite marks.